Performance for Quarter ended September 30, 2017 Jatin Dalal Chief Financial Officer October 17, 2017 Exhibit 99.2

Financial summary for the quarter ended September 30, 2017 All figures based on IFRS Q2’18 ( crores) Sequential Growth IT Services Revenue 13,169 1.1% Results from Operating Activities (EBIT) 2,278 4.0% Profit After Tax (PAT) 2,192 5.5% 1crore= 10million PAT refers to Profit for the period, attributable to equity holders of the Company Our Gross cash at September 30, 2017 was at ₹38,447 crores. IT Services Margin for the quarter expanded 48 bps to 17.3%. IT Services Revenue crossed $2.0 billion for the quarter IT Services Revenues in dollar terms grew 2.1% and 0.3% in constant currency sequentially Announced the acquisition of Cooper, a design & business consultancy to accelerate the expansion of digital capability in North America

Highlights for the quarter The number of customers in >50 buckets increased from 36 to 39. Opened a local innovation center in Mt View, California. 50+ client CXOs have visited in the first 50 days We trained 12,000 employees on digital skills. Digital revenues at 24.1% of IT Services revenues, now forms nearly a quarter of our IT Services business. Gross Utilization has expanded by 90 bps sequentially to end Q2 at 72.9% Generated productivity of 2,500 people in the L2 and above bucket leveraging Wipro HOLMESTM Top Ten accounts accelerated momentum by growing 4.9% sequentially.

IT Services - Revenue Dynamics forquarter ended September 30, 2017 Europe grew 5.8% sequentially and 9.8% YoY on reported currency. APAC and Other emerging markets grew 7.4% sequentially and 10.8%YoY on reported currency Geographies Financial Services grew 5.1% sequentially and 13.6% YoY on reported currency. Manufacturing & Technology grew 3.4% sequentially and 6.9% YoY on reported currency. Business units Services Application services grew 1.4% sequentially and 9% YoY on a reported currency basis Global Infrastructure Services grew 3.5% sequentially and 6.0% YoY on a reported currency basis

Looking ahead * Guidance is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.19, AUD/USD at 0.81, USD/INR at 64.26 and USD/CAD at 1.23. Looking ahead for the quarter ending December 31, 2017 We expect the Revenue from our IT Services business to be in the range of $ 2,014 million to $2,054 million*. Jan Feb Apr May Jun Jul Aug Sep Oct Nov Dec 2017-18 Mar

Supplemental Data Key Operating Metrics of IT Services

Key Operating Metrics in IT Services for the Quarter ended September, 2017 Particulars Q2’18 Q1’18 Q2’17 Revenue Composition Communications 6.5% 6.8% 7.5% Finance Solutions 27.6% 26.7% 25.5% Manufacturing & Technology 22.8% 22.5% 22.4% Healthcare, Life Sciences & Services 13.7% 14.8% 16.0% Consumer 15.9% 15.8% 15.7% Energy, Natural Resources & Utilities 13.5% 13.4% 12.9% Geography Composition Americas 53.6% 54.5% 54.8% Europe 25.1% 24.2% 24.0% India & Middle East Business 9.9% 10.4% 10.4% APAC & Other Emerging Markets 11.4% 10.9% 10.8% People related Employee Count 163,759 166,790 159,791

Thank You Jatin.Dalal@wipro.com Jatin Dalal Chief Financial Officer

Appendix

Reconciliation of Selected GAAP measures to Non-GAAP measures WIPRO LIMITED AND SUBSIDIARIES (Amounts in crores)   As of   September 30, 2017 Computation of Gross cash position   Cash and cash equivalents 5,141 Investments - Current 33,306 Total 38,447 WIPRO LIMITED AND SUBSIDIARIES (Amounts in crores)   Three months ended Half year ended   September 30, 2017 September 30,2017 Profit for the period [A] 2,192 4,268     Computation of Free cash flow     Net cash generated from operating activities 1,734 4,690 Add/(deduct) cash inflow/(outflow) on :     Purchase of Property, plant and equipment (542) (962) Proceeds from sale of Property, plant and equipment 3 69 Free cash flow [B] 1,195 3,797 Free cash flow as a percentage of Net income [B/A] 55% 89%     Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN) Three months ended September 30, 2017 Three months ended September 30, 2017 IT Services Revenue as per IFRS $2013.5 IT Services Revenue as per IFRS $2,013.5 Effect of Foreign currency exchange movement $ (36.6) Effect of Foreign currency exchange movement $ (44.1) Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates $ 1,976.9   Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year $1,969.4 Reconciliation of Non-GAAP constant currency Revenue Reconciliation of Gross Cash Reconciliation of Free Cash Flow